

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

June 30, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Notice of 42nd Annual General Meeting

Pursuant to the provisions of Regulation 34(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed a copy of Notice convening the 42nd Annual General Meeting ("AGM") of the Company, scheduled to be held on Thursday, July 23, 2026 at 11:00 A.M. IST through Video Conferencing/ Other Audio-Visual Means. The Notice of AGM is also available on the Company's website and can be accessed at the following link:

Notice of 42nd Annual General Meeting

 Please also refer below AGM related information:

Time and date of AGM	11:00 a.m. IST, Thursday, July 23, 2026
Cut-off date	Thursday, July 16, 2026
E-voting start time and date	9.00 a.m. IST, Sunday, July 19, 2026
E-voting end time and date	5.00 p.m. IST, Wednesday, July 22, 2026
E-voting website of NSDL	https://www.evoting.nsdl.com/
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar Randhir Singh
Digitally signed by
Kumar Randhir Singh
Date: 2026.06.30
18:52:47 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR



NOTICE OF 42ND ANNUAL GENERAL MEETING

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, **Tel:** 91 40 4900 2900, **Fax:** 91 40 4900 2999
Email: shares@drreddys.com, **Website:** www.drreddys.com

Notice is hereby given that the 42nd Annual General Meeting ("AGM") of the members of Dr. Reddy's Laboratories Limited ("Company") will be held on Thursday, July 23, 2026, at 11.00 a.m. ("IST") through Video Conferencing ("VC")/ Other Audio-Visual Means ("OAVM"), to transact the following businesses:

ORDINARY BUSINESS:

1. **To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT the audited standalone financial statements of the Company for the financial year ended March 31, 2026 together with the reports of the Board of Directors and Auditors thereon, as circulated to the members, be and are hereby approved and adopted.

   RESOLVED FURTHER THAT the audited consolidated financial statements of the Company for the financial year ended March 31, 2026 together with the report of the Auditors thereon, as circulated to the members, be and are hereby approved and adopted."

2. **To declare a final dividend of ₹ 8/- per equity share of the face value of ₹ 1/- each, for the financial year ended March 31, 2026.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT approval be and is hereby accorded for declaration and payment of final dividend of ₹ 8 (Rupee Eight) per equity share of the face value of ₹ 1 (Rupee One) each fully paid up, of the Company, as recommended by the Board of Directors of the Company for the financial year ended March 31, 2026."

3. **To re-appoint Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation and being eligible, has offered himself for re-appointment.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the applicable provision(s) of the applicable law(s) (including any amendments thereto or re-enactment thereof for the time being in force), in accordance with the Articles of Association of the Company and upon recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Mr. K Satish Reddy (DIN: 00129701), Director, who retires by rotation and being eligible, has offered himself for re-appointment, be and is hereby re-appointed as a Director of the Company, liable to retire by rotation."

4. **To appoint M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants as Statutory Auditors for a period of five consecutive years and fix their remuneration.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Sections 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, (including any statutory modification(s) or re-enactment thereof, for the time being in force) and based on the recommendations of the Audit Committee and the Board of Directors, M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No.117366W/W-100018), be and is hereby appointed as statutory auditors of the Company, in place of retiring auditors M/s. S. R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), to hold office for the period of five consecutive years commencing from the conclusion of this 42nd Annual General Meeting until



the conclusion of the 47th Annual General Meeting, at such remuneration and reimbursement of out of pocket expenses based on the recommendation of the Audit Committee, as may be determined by the Board of Directors of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company or any duly constituted Committee of the Board, be and is hereby authorized to do all such acts, deeds, matters and things as may be necessary, proper or expedient to give effect to this resolution."

SPECIAL BUSINESS

5. **To re-appoint Dr. K P Krishnan (DIN: 01099097), as an Independent Director for a second term of five consecutive years.**

   To consider and, if thought fit, to pass, the following resolution as a **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Sections 149, 152 and other applicable provisions of the Companies Act, 2013, ("Act") read with Schedule IV of the Act and the Rules made thereunder, the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and in accordance with the Articles of Association of the Company, and based on the recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Dr. Kodumudi Pranatharthiharan Krishnan (DIN: 01099097), who holds office as an Independent Director up to January 6, 2027 and who has submitted a declaration confirming that he meets the criteria of independence as prescribed under the Act and the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing under Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company, not liable to retire by rotation, for a second term of five (5) consecutive years effective from January 7, 2027 till January 6, 2032, on such remuneration as may be recommended by the Board of Directors of the Company from time to time, which shall be within the maximum limits as approved by the members of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

6. **To appoint Mr. Srikanth Velamakanni (DIN: 01722758) as an independent director of the Company.**

   To consider, and if thought fit, to pass, the following resolution as a **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, and other applicable provisions of the Companies Act, 2013 ("the Act"), read with Schedule IV of the Act and the rules made thereunder, and the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and in accordance with the Articles of Association of the Company, and based on the recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Mr. Srikanth Velamakanni, (DIN: 01722758), who was appointed as an Additional Director in the category of an Independent Director with effect from July 1, 2026, who meets the criteria of independence as prescribed under Section 149(6) of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, on such remuneration as may be recommended by the Board of Directors of the Company from time to time, which shall be within the maximum limits as approved by the members of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

7. **To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, Cost Accountants, for the Financial Year ending March 31, 2027.**

   To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), based on the recommendations of the Audit Committee and Board of Directors, the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) to conduct audit of cost records of the Company, for the financial year ending March 31, 2027, amounting to ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and reimbursement of out-of-pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

   RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
 Website: www.drreddys.com



NOTES:

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ("Act") and the Rules made thereunder, Secretarial Standard on General Meetings ("SS-2") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at their meeting held on May 12, 2026, has considered and recommended to include item nos. 5,6 and 7 of the special business in the Notice for seeking approval of the members at the 42nd Annual General Meeting ("AGM") of the Company.

2) The Ministry of Corporate Affairs ("MCA") has, vide its Circular nos. 20/2020, 14/2020, 17/2020, 02/2021, 02/2022, 10/2022, 09/2023, 09/2024, the latest being 03/2025 dated September 22, 2025 and the Securities and Exchange Board of India ('SEBI') vide its circular no. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 and other applicable circulars issued in this regard, (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. In compliance with the provisions of the Act, the SEBI Listing Regulations and the Circulars, the 42nd AGM of the Company is being held through VC/OAVM. The deemed venue for the 42nd AGM shall be at the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the SEBI Listing Regulations and the aforesaid Circulars, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting and attending the 42nd AGM through VC/ OAVM are given to this Notice.

4) In line with the Circulars, the Company is providing VC/ OAVM facility to its members to attend the 42nd AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorized agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

Further, only registered Members of the Company may attend and vote at the AGM through VC/OAVM facility. In case of joint holders, the Member whose name appears as the first holder in the order of names as per the Register of Members of the Company as on the cut-off date will be entitled to vote at the AGM.

5) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

6) The VC/ OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the 42nd AGM and will be closed on expiry of 30 minutes after closure of the 42nd AGM. Members can attend the 42nd AGM through VC/ OAVM by following the instructions mentioned in this Notice.

7) Corporate members who intend to appoint authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the 42nd AGM through VC/ OAVM, and cast their votes through e-voting. Such documents shall be sent to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

8) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ authorization letter, etc., with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

9) Members attending the 42nd AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

10) The statutory registers including the Register of Directors and Key Managerial Personnel and their shareholding, Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the

Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 42nd AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 42nd AGM i.e, July 23, 2026. Members seeking to inspect the register are requested to mail to the Company at agm2026@drreddys.com.

11) In accordance with the aforesaid Circulars, the Notice of the 42nd AGM along with the Integrated Annual Report for the financial year ended March 31, 2026, has been sent through electronic mode only to the members who have registered their e-mail addresses with the Company/ Depository Participants/ Company's Registrar and Transfer Agent ("RTA"). The Notice of 42nd AGM and Integrated Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ("BSE") at www.bseindia.com and National Stock Exchange of India Limited ("NSE") at www.nseindia.com and on the website of National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com. Physical copy of the Notice of the 42nd AGM and the Integrated Annual Report for the year ended March 31, 2026, has not been sent to the members.

12) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on https://www.drreddys.com/investor#investor-services#shareholder-information or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

13) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they maintain their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent, Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

14) The Board of Directors of the Company at their meeting held on May 12, 2026, has recommended a dividend of ₹ 8/- per equity share of face value of ₹1/- each as final dividend for the financial year ended March 31, 2026. The dividend, if declared, at the 42nd AGM, will be paid

on or before July 30, 2026, subject to deduction of tax at source, to those members whose names appear on the Register of Members of the Company as of end of the day on July 10, 2026.

15) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/ RECS (Regional ECS)/ NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

The Company shall credit the dividend only through electronic mode and not dispatch the dividend warrants to those members who have not registered their bank mandate with the Company.

16) Pursuant to implementation of the Income Tax Act, 2025 ('the IT Act') as amended by the Finance Act, 2020 effective from April 1, 2026, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders: tax shall be deducted at source under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10%
Shareholders without PAN/ invalid/inoperative PAN with the Company	20% as per the provisions of the section 397(2)(b)(i) of the IT Act

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the Tax year 2026-27 does not exceed ₹ 10,000/- and also in cases where resident individual shareholder provides valid Form 121, benefit may be extended subject to conditions specified in the IT Act.

Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil



withholding tax. PAN is mandatory for shareholders providing valid Form 121 or any other documents as mentioned above. The formats of Form 121 and Annexures as prescribed below are available on the website of the Company https://www.drreddys.com/investor#investor-services#investor-handbook and also available on website of our RTA, Bigshare Services Private Limited at https://www.bigshareonline.com/

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act or an Insurance Company as specified under Section 393(4) [Table: S.No.10] of the IT Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the IT Act:

a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – Annexure I;

b) declaration by Mutual Fund shareholder eligible for exemption under Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act - Annexure II; and

c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI - Annexure III.

Declaration for exemption under Circular 18/2017 of the Income-tax Act, 1961: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:

a) lower withholding tax certificate for the Tax Year 2026-27, if any obtained from the Income Tax authorities; and

b) in case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same - Annexure IV.

For Non-Resident shareholders: taxes are required to be withheld in accordance with the provisions of Section 393(2) [Table Sl. No 17] read with section 207(1) [Table Sl. No. 1] and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 159 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the shareholder, if such provisions are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the Tax Year 2026-27, obtained from the tax authorities of the country of which the shareholder is a resident.

2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 217 of the Income Tax Rules, 2026 to be submitted - Annexure V

3. Form 41 in electronic format as required under section 159(1) and 159(2) of the IT Act by filling electronically on the income tax portal with their login credentials at eportal.incometax.gov.in.

4. Self-declaration from non-resident shareholder addressed specifically to the Company - Annexure VI, primarily covering the following:

   a. Non-resident is and will continue to remain a tax resident of the country of residence during the Tax Year 2026-27;

   b. Non-resident is eligible to claim the benefit of respective tax treaty;

   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;

   d. Non-resident receiving the dividend income is the beneficial owner of such income;

   e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;

   f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and

   g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.

5.   Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 203 of the Income Tax Rules, 2026: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 203 of the Income Tax Rules, 2026 - Annexure VII.

Section 397(2)of the IT Act

Rate of TDS at the rate of 10 percent under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act which is subject to provisions of section 397(2) of the IT Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 397(2)(b)(i) of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

•   at twice the rate specified in the relevant provisions of the IT Act; or

•   at twice the rate or rates in force; or

•   at the rate of 20%.

Accordingly, provisions of section 397(2) will be applicable in cases where PAN of the shareholder is Invalid and/or PAN and Aadhar not linked. Therefore, as per the section 262 of the IT Act, individual shareholders are requested to link their Aadhaar number with PAN to avoid deduction of tax at higher rates.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants,

in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com, alternatively shareholder can submit these documents through iConnect on homepage of our RTA website at https://www.bigshareonline.com/.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the IT Act, you are requested to provide the above-mentioned details and documents as applicable to you. Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@ bigshareonline.com.

"The Resident Non-Individual Members such as Insurance companies, Mutual Funds, Alternative Investment Fund (AIF) and other domestic financial institutions established in India and Non Resident Non-Individual Members such as Foreign Portfolio Investors may submit the relevant forms, declarations and documents through their respective custodians who are registered with NSDL for tax services, on or before the aforesaid timelines."

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/



furnishing of TDS returns for the second quarter of Tax Year 2026-27, with the authorities.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

17) Members are requested to contact Company's RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares#d etails-of-shares.

18) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2026 are available on the website of the Company at https://www.drreddys.com/ investor#shares#details-of-shares and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

19) Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of dividend, subject to approval of the members at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA at bsshyd@bigshareonline.com. The forms for updating the same are available at https://www.drreddys.com/investor #investor-services#investor-handbook.

20) The members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.drreddys.com/investor#investor-services# investor-handbook. Members holding shares in demat mode may contact their respective DPs to update the nomination.

21) Pursuant to SEBI Circular No. HO/38/13/11(2)2 026-MIRSDPOD/I/3750/2026 dated January 30, 2026, all shareholders are hereby informed that a Special Window is being opened for a period of one year, from February 05, 2026 to February 04, 2027 to facilitate re-lodgement of transfer requests of physical shares. Shareholders are encouraged to use the opportunity.

22) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities of held in physical form shall be effected only in dematerialized form. SEBI has mandated that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

23) The Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed Company / RTAs offering services on behalf of the listed Company and its shareholders, the SEBI introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process. The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES Portal.

SEBI vide Circular Nos. SEBI/HO/OIAE/OIAE_IAD-1/P/ CIR/2023/131 dated July 31, 2023, and SEBI/HO/ OIAE/OIAE_IAD-1/P/CIR/2023/135 dated August 4, 2023, read with Master Circular No. SEBI/HO/ OIAE/ OIAE_IAD-1/P/ CIR/2023/145 dated July 31, 2023 (updated as on August 11, 2023), has established a common Online Dispute Resolution Portal ("ODR Portal") for resolution of disputes arising in the Indian Securities Market. Pursuant to above-mentioned circulars, post exhausting the option to resolve their grievances with the

RTA/ Company directly and through existing SCORES platform, the investors can initiate dispute resolution through the ODR Portal at https://smartodr.in/login.

24) The Company is provide the facility of live webcast of proceedings of 42nd AGM, the same is available at the Company's website and members who are entitled to participate in the 42nd AGM can view the live proceedings of 42nd AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 10.30 a.m. (IST) onwards (30 minutes before the start of the 42nd AGM) on July 23, 2026.

25) Pursuant to the provisions of the act, a member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his/her behalf and the proxy need not be a member of the company. since this AGM is being held pursuant to the MCA circulars through VC or OAVM, the requirement of physical attendance of members has been dispensed with. Accordingly, in terms of the MCA circulars and the SEBI circulars, the facility for appointment of proxies by the members will not be available for this AGM and hence the proxy form, attendance slip and route map of AGM are not annexed to this notice.

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com



EXPLANATORY STATEMENT TO THE NOTICE OF 42ND AGM

Statement pursuant to Section 102 of the Companies Act, 2013 ("Act") read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and the Secretarial Standards on General Meetings ("SS-2")

ITEM NO. 3

As per the Section 152 of the Act, at least two-thirds of the total number of directors (excluding independent directors), are liable to retire by rotation, out of which one-third of the total number of such directors shall retire at every AGM.

In compliance with this requirement, Mr. K Satish Reddy, Director of the Company is liable to retirement by rotation at this 42nd AGM, and being eligible, has offered himself for re-appointment.

Mr. K Satish Reddy is the Chairman of our company. He joined the Company in 1993 and since then has held positions of increasing responsibility. He led the organization's transition from a uni-focused manufacturer of APIs (active pharmaceutical ingredients) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and establishment of a strong footprint for finished dosage products in Russia, China and other emerging markets.

In 1997, Mr. K Satish Reddy was appointed as Managing Director. He was re-appointed as Managing Director and Chief Operating Officer for a period of five years effective from October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director with effect from March 30, 2013, and subsequently re-designated as the Chairman of the Company with effect from May 13, 2014. He was further re-appointed as a Whole-time Director, designated as Chairman, for a period of five years, effective from October 1, 2017. The members of the Company at the 38th AGM held on July 29, 2022, has re-appointed Mr. K Satish Reddy as Whole-time Director, designated as Chairman, for a period of five years effective from October 1,2022 to September 30, 2027, liable to retire by rotation.

As an active member of major industry associations and governmental panels, he plays a key role in shaping policies concerning the pharmaceutical sector that include India's patent law, drug pricing and important amendments to the Drugs & Cosmetics Act. He is the Member of the CII Governing Council and a Member of the IGBA CEO Advisory Committee. He also plays a key role in shaping Skill Development in India. He is the governing board member of the Young India Skill University and previously, he was the Chairman of the Life Sciences Skill Development Council under The National Skill Development Corporation

(NSDC), an organization, working in partnership with various stakeholder groups, to serve and address the skill shortfalls in the Life Sciences Sector across India. He has also led various National Committees on the India G20 Presidency for 2023. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research based Indian companies from 2013-15 & 2019-21. He was the Chairman of the Board of Governors of NIPER Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (CII) and head of its National Committee on Pharmaceuticals. In May 2015, the Ministry of Labour and Employment, Government of India, nominated him as Chairman of the Board of Governors of the National Safety Council.

Keeping true to the legacy of the founder of our company, Dr. Anji Reddy, he drives our Corporate Social Responsibility initiatives. The Dr. Reddy's Foundation, of which he is the Chairman, works to help the less privileged create sustainable livelihoods through appropriate vocational education. He is a Trustee of the Naandi Foundation, which works in the areas of child rights and education, safe drinking water, agriculture export marketing support and other empowerment initiatives that India needs. He is also one of the Directors of Dr. Reddy's Institute of Life Sciences, the not for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology.

Mr. K Satish Reddy was identified as a "Young Global Leader for 2007" by the World Economic Forum, and was presented with the "IBLA - India Corporate Citizen of the Year" award by CNBC in 2005 for his contributions to Corporate Social Responsibility.

Mr. K Satish Reddy holds a degree in Chemical Engineering from Osmania University, India, and an M.S. in Medicinal Chemistry from Purdue University, USA, where he received the 2009 Distinguished Alumnus Award from the School of Pharmacy and Pharmaceutical Sciences.

He has been rated highly in the annual performance evaluation carried out by an independent external agency, Egon Zehnder, a leadership advisory firm on Board matters which inter alia included the various parameters including leadership, knowledge and competency, availability and attendance at the meetings, contribution, and strategic guidance in business growth and governance. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ("NGCC") and the Board. The Board has discussed the same and expressed profound sense of satisfaction over the evaluation outcome, and while recommending Mr. K Satish Reddy's re-appointment for approval of the shareholders, appreciated the contribution made by him over the years for the growth and development of the Company.

The Company has received consent from Mr. K Satish Reddy for his re-appointment and all the required disclosures including declaration in Form DIR-8 that he is not disqualified pursuant to Section 164 of the Act and that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Other details of Mr. K Satish Reddy pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Mr. K Satish Reddy, Chairman, and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the Notice of the 42nd AGM.

Further, as part of good Corporate Governance standards, Company wishes to clarify that Mr. G V Prasad, Co-Chairman and Managing Director, who is brother-in-law of Mr. K Satish Reddy, might be consider interested in the resolution as set out at item no. 3 of the Notice of the 42nd AGM, though Mr. Prasad is not 'relative' of Mr. K Satish Reddy, in terms of the Companies Act, 2013.

The Board recommends the Ordinary Resolution set forth in item no. 3 of the notice for approval of the members.

Item No. 4

The Members of the Company at the 32nd Annual General Meeting ("AGM") of the Company held on July 27, 2016, has approved the appointment of M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm Registration no. 101049W/E300004), as the statutory auditors of the company to hold office for a term of five consecutive years till the conclusion of 37th AGM and were re-appointed for second term of five consecutive years till the conclusion of 42nd AGM. Consequently, M/s. S.R. Batliboi & Associates LLP is going to complete their tenure of two terms of five consecutive years, and hence is not eligible for re-appointment.

As per the applicable statutory provisions, the Company is required to appoint another firm of Chartered Accountants as the new Statutory Auditors, in place of retiring auditors.

The new auditors is required to be appointed for a period of five consecutive years.

The Management, under the supervision of the Audit Committee initiated the process for selection of new statutory auditor. After evaluating and considering various factors such as industry experience, competency of the audit team, efficiency in conduct of audit, independence, etc., and based on recommendation of the Audit Committee, the Board of Directors of the Company at its meeting held on May 12, 2026, approved and recommended to the Members of the Company, appointment of M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No.117366W/W-100018), as Statutory auditors of the Company, in place of the retiring auditors, for a term of 5 consecutive years from the conclusion of the 42nd AGM till the conclusion of 47th AGM. It is proposed to pay audit fee of ₹ 8,86,00,000/- (Rupees Eight Crore and Eighty-six lakhs Only) plus applicable taxes and reimbursement of out-of-pocket expenses, for the financial year ending March 31, 2027. The overall fee proposed to be paid for statutory audit services is commensurate to the scope of the audit to be carried out by the Statutory Auditors. The remuneration for the remaining period of the term shall be fixed by the Board of Directors, based on the fee of the Audit Committee in consultation with the Statutory Auditors.

The Company may, from time to time, obtain certifications and other permissible non-audit services from M/s. Deloitte Haskins & Sells, LLP, in accordance with the provisions of Section 144 of the Act, and subject to the prior approval of the Audit Committee. The remuneration for such certifications and permissible non-audit services shall be determined and paid on mutually agreed terms.

There is no material change in the fee proposed to be paid to M/s. Deloitte Haskins & Sells, LLP, for the statutory audit to be conducted for the financial year ending March 31, 2027 vis-à-vis the fee paid to M/s. S.R. Batliboi & Associates LLP, the retiring Statutory Auditors, for the statutory audit conducted for the financial year ended March 31, 2026.

Deloitte has (i) consented to accept the appointment upon approval; (ii) confirmed that they satisfy the criteria of independence provided under the Act and that the appointment, if made, shall be in accordance with the applicable provisions of the Act and Rules framed thereunder; and (iii) provided confirmation that they have subjected themselves to the peer review process of the Institute of Chartered Accountants of India ("ICAI") and hold a valid certificate issued by the 'Peer Review Board of ICAI'.



Brief Profile

Deloitte Haskins & Sells, Mumbai was constituted in 1997 and has been converted to a Limited Liability Partnership (LLP), with the name Deloitte Haskins & Sells LLP ("Deloitte" or "Firm"), w.e.f. November 20, 2013. Deloitte is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018) and is a part of Deloitte Haskins & Sells & Affiliates being the Network of Firms registered with the ICAI. The registered office of the Firm is One International Center, Tower 3, 31st Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India.

None of the Directors or Key Managerial Personnel of the Company or their relatives are in any way concerned or interested, financially or otherwise, in the resolution set out in item no. 4 of the Notice of the 42nd AGM.

The Board recommends the Ordinary Resolution, as set out at Item No. 4 of this notice, for approval of the members.

Item No. 5

Dr. K P Krishnan (DIN: 01099097) was appointed as an Independent Director of the Company for a period of five years with effect from January 7, 2022, to January 6, 2027, by the members via postal ballot dated March 27, 2022. As per section 149(10) of the Act provides that an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company and shall be eligible for re-appointment, for another term of up to five years, on passing of a special resolution by the members of the Company. Therefore Dr. Krishnan is eligible for re-appointment for a second term of 5 years, starting from January 7, 2027 to January 6, 2032.

Following the performance evaluation of Dr. Krishnan, for the financial year ended March 31, 2026, which was carried out by an independent external agency, Egon Zehnder, a leadership advisory firm on Board matters, Dr. Krishnan was rated highly as an Independent Director of the Company on the various evaluation parameters carried out by the said agency. The key skills and contributions of Dr. Krishnan includes framing of pubic policy, governance, regulatory affairs, economics and strategic oversight, which complements the skill matrix approved by the Board. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ('NGCC") and the Board has discussed the same and expressed satisfaction over the evaluation outcome. Consequently, the Board based on the outcome of his performance evaluation and recommendation of the NGCC, is of the opinion that Dr. Krishnan fulfils the conditions for his re-appointment as an Independent Director as specified in the Act and the SEBI Listing Regulations. The NGCC and the Board are of the view that the continued association of Dr. Krishnan and his

rich experience and vast knowledge that he brings would be beneficial to the Company. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of Strategy, Management & Governance, Finance, Human Resources, Sustainability and ESG.

Considering the above, the NGCC and the Board have recommended re-appointment Dr. Krishnan as an Independent Director of the Company, for the second term of five (5) consecutive years from January 07, 2027 to January 06, 2032, not liable to retire by rotation, by passing the special resolution as set out in the Notice of the 42nd AGM.

The Company has received from Dr. Krishnan, inter alia, (i) Consent to act as a Director of the Company in Form DIR-2 pursuant to Section 152 of the Act read with the Appointment of Directors Rules; (ii) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under Section 164 of the Act; (iii) declaration that he meets the criteria of independence as provided in the Act and the SEBI Listing Regulations; (iv) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act proposing the candidature of Dr. Krishnan as an Independent Director of the Company.

Brief Profile

Dr. K P Krishnan served in the Indian Administrative Service (IAS) for nearly 37 years. He superannuated from the IAS on December 31, 2019. In his IAS career he has served in various field and secretariat positions in India in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include:

a. Secretary, Ministry of Skill Development and Entrepreneurship (since February 1, 2017 till retirement on December 31, 2019);

b. Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development (2014-2017);

c. Additional Secretary, Department of Economic Affairs, Ministry of Finance (2013- 2014);

d. Secretary, Prime Minister's Economic Advisory Council (2010- 2012); and

e.   Joint Secretary, Department of Economic Affairs, Ministry of Finance (2005-2010).

In these positions he served on the boards of corporations as well as boards of statutory regulatory authorities.

In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From 07/08/2020 till 31/12/2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi. From Feb, 2022 to Feb., 2024, he also served as Honorary Research Professor at the Centre for Policy Research (CPR) New Delhi and at present he is Distinguished Fellow at the Isaac Centre for Public Policy, Ashoka University.

Other details of Dr. Krishnan pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Dr. Krishnan and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the Notice of the 42nd AGM.

The Board recommends the Special Resolution, as set out at Item No. 5 of this notice, for approval of the members.

Item No. 6

The Nomination, Governance and Compensation Committee ("NGCC") periodically discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It also assesses the balance of skills, knowledge and experience available with the Board as a whole, in order to maintain orderly succession of the Board. The NGCC had earlier identified the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NGCC has recommended the candidature of Mr. Srikanth Velamakanni DIN: (01722758), as an Independent Director of the Company.

Pursuant to Section 161 of the Act and based on the recommendation of NGCC, the Board at its meeting held on May 12, 2026, appointed Mr. Srikanth Velamakanni, DIN: (01722758) as an Additional Director in the category of Independent Director of the Company, for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, not liable to retire by rotation, subject to approval of the members of the Company at the ensuing 42nd AGM through special resolution.

The Company has received, inter alia, (i) requisite consent from Mr. Srikanth Velamakanni in Form DIR-2 pursuant to Section 152 of the Act read with the Appointment of Directors Rules to act as an Independent Director, (ii) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under Section 164 of the Act (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and in the SEBI Listing Regulations (iv) confirmation that he is registered with the Independent Director's databank for lifetime in terms of Section 150 of the Act read with Rule 6 of the Companies (Appointment and Qualifications of Directors) Rules, 2014; and (v) a declaration that he is not debarred or restrained from acting as a Director by any SEBI order or any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Srikanth Velamakanni, as a Director of the Company.

In the opinion of the Board of Directors, Mr. Srikanth fulfills the conditions specified for independence under the Act, the Rules made thereunder, SEBI Listing Regulations and other applicable laws/regulations, to the extent applicable to the Company. Mr. Srikanth possesses the requisite skills, experience, expertise, and integrity for his appointment as an Independent Director of the Company. His extensive experience in technology, digital transformation, entrepreneurship, and strategic leadership would provide valuable insights and guidance to the Board. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of Strategy, Management & Governance, Finance, Human Resource, Science, Technology and Operations, Sustainability and ESG, Industry experience and Digital expertise. The Board also noted that his skills, background and experience are aligned with the identified competencies and capabilities required for the role, and that he is eligible for appointment as an Independent Director.

The Board is of the view that the appointment of Mr. Srikanth is justified, considering his distinguished global career with the leading organizations in the field of artificial intelligence and digital transformation. Mr. Srikanth also brings extensive experience in technology, ESG, and corporate governance.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulation 25 of the SEBI Listing Regulations, approval of the Members is being sought for the appointment of Mr. Srikanth as an Independent Director of the Company, for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, not liable to retire by rotation by way of a Special Resolution.



Copy of the draft letter of appointment, setting out the terms and conditions of appointment of Independent Directors and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, at the Company's registered office during business hours on all working days upto the date of 42nd AGM.

Brief profile:

Mr. Srikanth Velamakanni is one of India's most influential technology leaders and a global champion of artificial intelligence. He is the Co-Founder and Group Chief Executive of Fractal, India's first publicly listed pure-play AI company. He also serves as the Chairperson of Nasscom and as a Founder-Trustee of Plaksha University. Srikanth's work is guided by a long-term commitment to building technology that expands human potential.

Other details of Mr. Srikanth Velamakanni, pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Mr. Srikanth Velamakanni, and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 6 of the Notice of the 42nd AGM.

The Board recommends the Special Resolution set forth in item no. 6 of the Notice for approval of the members.

Item No. 7

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2027, at a remuneration of ₹ 9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for approval of the members are commensurate with the scope of work involved and above stated reasons in the present business environment. The proposed remuneration is in line with the prevailing industry standards and the fees paid for similar services by companies of comparable size and operations and is therefore considered fair and appropriate.

In terms with the provisions of Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 7 of the Notice of the 42nd AGM for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2027.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution. The Board, as recommended by the Audit Committee, recommends the resolution set forth in item no. 7 of the Notice of 42nd AGM for approval of the members.

The Board recommends the Ordinary Resolution set forth in item no. 7 of the Notice for approval of the members.

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Annexure A

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Photograph			
DIN	00129701	01099097	01722758
Age (Years)	58	66	52
Nationality	Indian	Indian	Indian
Qualification	Mr. K Satish has graduated in Chemical Engineering from Osmania University, India and M.S. in Medical Chemistry from Purdue University, USA.	Dr. Krishnan educated in Economics from St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.	Mr. Srikanth has completed his B.Tech in Electrical Engineering from the Indian Institute of Technology, Delhi, and holds an MBA in Management, Finance and Marketing degree from the Indian Institute of Management, Ahmedabad.
Nature of expertise in specific functional areas	Mr. K Satish Reddy has rich and wide experience in strategy, management, governance, finance, human resources, science, technology and operations. He is focused on translating the Company's strategy into action to drive its growth and performance globally.	Dr. Krishnan has rich experience/ expertise in Strategy, Management and Governance, Finance and Sustainability& ESG.	Mr. Srikanth has rich experience in Strategy, Management & Governance, Finance, Human Resource, Science, Technology and Operations, Sustainability and ESG, Industry experience and Digital expertise.
Date of first appointment	January 18, 1993	January 07, 2022	July 1, 2026
Shareholding in the Company	Mr. K Satish Reddy holds 1,01,07,505 equity shares of the Company. K Satish Reddy HUF holds 2,76,18,385 equity shares of the Company. VSD Family Trust holds 7,56,30,620 equity shares of the Company, in which Mr. K Satish Reddy has position of a Trustee.	NIL	NIL



Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Directorship held in other Companies	**Company's subsidiaries including step-down subsidiaries:** **Indian subsidiaries:** • Aurigene Oncology Limited, • Dr. Reddy's Bio-Sciences Limited. **Foreign subsidiaries:** • Dr. Reddy's New Zealand Limited in New Zealand; • Dr. Reddy's Laboratories (UK) Limited in UK. **Other Companies:** • Dr. Reddy's Institute of Life Sciences, • Greenpark Hotels and Resorts Limited, • Stamlo Industries Limited, • Dr. Reddy's Trust Services Private Limited, • Araku Originals Private Limited, • Cipro Estates Private Limited, • KAR Therapeutics & Estates Private Limited, • Quin Estates Private Limited, • Satish Reddy Estates Private Limited, • Nayanta Education Foundation, • Telangana Life Sciences Foundation, • Shravya Publications Private Limited, • Guanine Real Estates Private Limited, • Adenine Real Estates Private Limited and • Kallam Anji Reddy Foundation.	**Public Companies:** • ASREC (India) Limited • Tata Consumer Products Limited **Private Companies:** • Helios Trustee Private Limited • Shriram Capital Private Limited • Indian Institute For Human Settlements • CEPT Urban Planning and Design Foundation	**Public Companies** • Fractal Analytics Limited • NIIT Limited • IdeaForge Technology Limited **Foreign Companies** • Fractal Analytics Inc. (USA) • Fractal Analytics Sweden AB
Listed entities from which person has resigned in the past three years	NIL	NIL	Mr. Srikanth Velamakanni has resigned from the Directorship in Metro Brands Limited during past 3 years.

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Chairman/ Membership of the Committee(s) of the Board	**Dr Reddy's Laboratories Limited** • Member of the Sustainability and CSR Committee, • Member of Stakeholders' Relationship Committee and • Chairman of Banking, Authorizations and Allotment Committee.	**Dr Reddy's Laboratories Limited** • Member of Audit Committee • Member of Nomination, Governance & Compensation Committee. • Chairman of Sustainability and Corporate Social Responsibilities Committee **Tata Consumer Products Limited** • Chairman of Audit Committee • Member of CSR & Sustainability Committee • Chairman of Stakeholders Relationship Committee **ASREC (India) Limited** • Chairman Corporate Social Responsibility Committee • Member Nomination & Remuneration Committee • Chairman Valuation Committee **Helios Trustee Private Limited** • Member of Audit Committee • Member of Risk Management Committee **Shriram Capital Private Limited** • Chairman of Nomination & Remuneration Committee • Member of Audit Committee **Indian Institute for Human Settlement** • Member of Audit Committee • Member of Executive Committee	**Dr Reddy's Laboratories Limited** • Member of Risk Management Committee* • Member of Stakeholder Relationship Committee* *with effect from July 1, 2026* **NIIT Limited** • Member of Nomination and Remuneration Committee. **IdeaForge Technology Limited** • Member of Nomination and Remuneration Committee. **Fractal Analytics Limited** • Member of Risk Management Committee • Member of Stakeholder Relationship Committee • Chairman of Option Allotment Committee
Relationship with other Directors, Manager and other Key Managerial Personnel of the Company	Mr. G V Prasad, Co-Chairman and Managing Director, is brother-in-law of Mr. K Satish Reddy, and is not 'relative' as defined under the Companies Act, 2013. He is not related to any other Director or Key Managerial Personnel of the Company.	Dr. Krishnan is not related to any Director or Key Managerial Personnel of the Company.	Mr. Srikanth is not related to any Director or Key Managerial Personnel of the Company.
Number of Board meetings attended during FY25-26	Mr. K Satish Reddy attended all six (6) Board meetings held during the financial year ended March 31, 2026	Dr. Krishnan attended all six (6) Board meetings conducted during financial year ended March 31, 2026.	Not Applicable



Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.	**Term:** Executive Director, liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Salary- ₹ 22.02 million; Perquisites- ₹ 4.84 million; Commission - ₹ 73.8 million. Mr. K Satish Reddy was entitled to receive commission upto ₹ 291.91 million, i.e. @0.75 of the profit calculated under Section 198 of the Act, as approved by the members of the Company at their AGM held on July 29, 2022. In line with the approval given by the members of the Company, the NGCC and the Board has approved commission of ₹ 73.8 Million to Mr. K Satish Reddy for the financial year ended March 31, 2026. **Remuneration sought to be paid:** Mr. K Satish Reddy will be entitled for remuneration for his terms of office in terms of approval given by the members at their AGM held on July 29, 2022, and as approved by the NGCC and the Board of the Company. He is not entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.	**Terms:** Independent Director, not liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Commission- ₹ 17.40 Million. **Remuneration sought to be paid:** Dr. Krishnan will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.	**Terms:** Independent Director, not liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Not applicable **Remuneration sought to be paid:** Mr. Srikanth Velamakanni will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

THE INSTRUCTIONS FOR MEMBERS FOR REMOTE E-VOTING AND JOINING GENERAL MEETING ARE AS UNDER:

The remote e-voting period begins on Sunday, July 19, 2026 at 9.00 a.m. (IST) and ends on Wednesday, July 22, 2026 at 5.00 p.m. (IST). The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members / Beneficial Owners as on the record date (cut-off date) i.e. Thursday, July 16, 2026, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date, being Thursday, July 16, 2026.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 42ⁿᵈ AGM	EVEN	Commencement of remote E-Voting	End of remote E-Voting
Thursday July 23, 2026	139781	Sunday July 19, 2026 at 9.00 a.m. (IST)	Wednesday July 22, 2026 at 5.00 p.m. (IST)

How do I vote electronically using NSDL e-Voting system?

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
	2. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the "**Beneficial Owner**" icon under "**Login**" which is available under '**IDeAS**' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on "**Access to e-Voting**" under e-Voting services and you will be able to see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
	3. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "**Register Online for IDeAS Portal**" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp



Type of shareholders	Login Method
	4. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
	5. Shareholders/Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience. 
Individual Shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password.
	2. After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by Company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly.
	3. If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.
	4. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on Company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022 - 4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800-21-09911

B) Login Method for e-Voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.

3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is:
a)	For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b)	For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is:
c)	For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:

   a) If you are already registered for e-Voting, then you can user your existing password to login and cast your vote.

   b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.

   c) How to retrieve your 'initial password'?

      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.



(ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered.

6. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.

8. Now, you will have to click on "Login" button.

9. After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.

2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/ OAVM" link placed under "Join Meeting".

3. Now you are ready for e-Voting as the Voting page opens.

4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5. Upon confirmation, the message "Vote cast successfully" will be displayed.

6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for shareholders

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 42nd AGM and holds shares as on the cut-off date i.e., July 16, 2026, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.

2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the Company as on the cut-off date.

5. Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, failing him, Mr. Teja Bathineedi (Membership No. 68920 and COP No. 26831), Partner, M/s Mehta & Mehta, Company Secretaries, has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during the 42nd AGM and remote e-voting process in a fair and transparent manner.

6. Immediately after the conclusion of voting at the 42nd AGM, the scrutinizer shall first count the votes cast at

the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 42nd AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.

7. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta. com with a with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.

8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting. nsdl.com to reset the password.

9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on.: 022 - 4886 7000 or send a request to (Name of NSDL Official) at evoting@nsdl.com

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to Company at shares@drreddys.com or to the RTA at bsshyd@ bigshareonline.com.

2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16-digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an Individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode.

3. Alternatively shareholder/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.

4. In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

THE INSTRUCTIONS FOR MEMBERS FOR e-VOTING ON THE DAY OF THE 42ND AGM ARE AS UNDER: -

1. The procedure for e-Voting on the day of the EGM/ AGM is same as the instructions mentioned above for remote e-voting.

2. Only those Members/ shareholders, who will be present in the EGM/AGM through VC/OAVM facility and have not casted their vote on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-Voting system in the EGM/AGM.

3. Members who have voted through Remote e-Voting will be eligible to attend the EGM/AGM. However, they will not be eligible to vote at the EGM/AGM.

4. The details of the person who may be contacted for any grievances connected with the facility for e-Voting on the day of the EGM/AGM shall be the same person mentioned for Remote e-voting.



INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE EGM/AGM THROUGH VC/OAVM ARE AS UNDER:

1. Member will be provided with a facility to attend the EGM/AGM through VC/OAVM through the NSDL e-Voting system. Members may access by following the steps mentioned above for Access to NSDL e-Voting system. After successful login, you can see link of "VC/OAVM" placed under "Join meeting" menu against Company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

2. Members are encouraged to join the Meeting through Laptops for better experience.

3. Further Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

4. Please note that Participants Connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 42nd AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at agm2026@drreddys.com on or before July 21, 2026 (6:00 p.m. IST). The same will be replied by the Company suitably.

6. Those members who would like to participate as speaker shareholder during the AGM may send their request on or before Friday, July 3, 2026 mentioning their name demat account number/folio number, email id, mobile number to Company's email id agm2026@drreddys.com. Those Members who have registered themselves as a speaker will only be allowed to ask questions during the AGM, depending upon the availability of time. The same will be replied by the Company suitably.

7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 42nd AGM.

8. In case any assistance is needed, members may contact:

   a) Mr. Amit Vishal, Deputy Vice President, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

   b) Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91- 22-24994545.

   c) NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-24997000.

42ND AGM INFORMATION AT A GLANCE

Time and date of 42nd AGM	Thursday, July 23, 2026, at 11.00 a.m. (IST)
Mode	Video conference and other audio-visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	https://drreddys.com/investor#reports-and-filing#annual-general-meeting
Cut-off date for e-voting	Thursday, July 16, 2026
E-voting start time and date	Sunday, July 19, 2026 at 9.00 a.m. (IST)
E-voting end time and date	Wednesday, July 22, 2026 at 5.00 p.m. (IST)
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	**Contact details:** National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 **Contact person:** Mr. Amit Vishal, Deputy Vice President amitv@nsdl.co.in; +91-22-24994360 Ms. Pallavi Mhatre, Senior Manager pallavid@nsdl.co.in; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent ("RTA")	**Contact details:** Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India bsshyd@bigshareonline.com; +91-40-23374967 **Contact person:** Mr. Prabhakar S.D, Deputy General Manager prabhakar@bigshareonline.com Mr. Amarendranath.R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana- 500034, India Tel-91-40-49002900, Fax-91-40-49002999 Email: shares@drreddys.com ; Website: www.drreddys.com
Final dividend record date	Friday, July 10, 2026
Dividend payment date	On or before Thursday, July 30, 2026
Information of tax on final dividend for the financial year ended March 31, 2026	https://www.drreddys.com/investor#investor-services#investor-handbook